Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 4 DATED JUNE 29, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 3 dated June 14, 2016, Supplement No. 2 dated June 3, 2016 and Supplement No. 1 dated May 12, 2016. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering;

•	the renewal of our advisory agreement; and

•	the re-election of our directors.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 28, 2016, we received and accepted subscriptions in our offering for 103.9 million shares, or $1.0 billion, comprised of $929.4 million in Class A shares and $102.8 million in Class T shares, including 0.4 million shares, or $4.0 million sold to NorthStar Realty.  As of June 28, 2016, 61.9 million shares remained available for sale pursuant to our offering. On April 28, 2016, we filed a registration statement with the SEC for a follow-on offering of up to $200 million in shares of our common stock and, as a result, our offering was extended until November 6, 2016, or such longer period as permitted under applicable law and regulations.

Renewal of Advisory Agreement
The advisory agreement between our company, our operating partnership, our advisor and our sponsor was renewed by our board of directors through June 30, 2017 upon terms identical to those of the agreement in effect through June 30, 2016.

Re-election of Directors
At our 2016 annual meeting of stockholders held on June 23, 2016, all directors nominated by our board of directors were re-elected to serve until the 2017 annual meeting of stockholders and until their respective successors are duly elected and qualified.
The voting results for each of the five persons nominated were as follows:

Nominees	Votes For	Votes Withheld

Daniel R. Gilbert	40,394,705	1,387,794
Jonathan T. Albro	40,393,564	1,388,935
Charles W. Schoenherr	40,823,616	958,883
Chris S. Westfahl	40,819,589	962,910
Winston W. Wilson	40,805,925	976,574

We received 16,379,826 broker non-votes for each of the five director nominees. Broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote is a vote that is not cast on a non-routine matter because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner. A broker non-vote is not an indication of how the beneficial owner would have voted; it simply means that the beneficial owner did not instruct the broker as to how to vote his or her shares.